May 1, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Matthew Jones

Re:	Biondvax Pharmaceuticals Ltd.

Registration Statement on Form F-1

Filed April 30, 2015

File No. 333-201283

Dear Mr. Jones:

The undersigned, being the Registrant identified in Registration Statement No. 333-201283 requests to cancel its acceleration request submitted to the Securities and Exchange Commission on April 28, 2015.

Very truly yours,

/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer